[redacted]

11018590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2011
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
RECEIVED
JAN 07 2011
Wash., D.C.
211

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Marquette de Bary Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Ave. Suite 1503
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe — (212) 584-2001
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, James Deslonde. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Marquette De Bary Co., Inc. for the year ended September 30, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Deslonde
Title: President

Date: January 6, 2011

Sworn to and subscribed before me
This 6 day of Jan, ~~2010~~ 2011

Notary Public

WENDY MURROW
Notary Public - State of Florida
My Commission Expires Dec 16, 2011
Commission # DD 738274

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MARQUETTE DE BARY CO., INC

SEPTEMBER 30, 2010

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Directors of
Marquette de Bary Co., Inc.
New York, New York 10169

We have audited the accompanying statement of financial condition of Marquette de Bary Co., Inc. at September 30, 2010, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette de Bary Co., Inc. at September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

November 23, 2010

MARQUETTE DE BARY CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Cash	$	90,368
Securities owned		20,237
Secured demand notes		500,000
Commission receivable		88,206
Accrued interest receivable		282
Prepaid expenses		10,000
Other assets		14,666
TOTAL ASSETS	$	723,759

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	20,968
Accounts payable and other accrued expenses		54,232
Total Current Liabilities		75,200
COMMITMENTS AND CONTINGENCIES		
SUBORDINATED BORROWINGS		500,000
STOCKHOLDER'S EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		315,687
Accumulated deficit		(172,415)
		151,059
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholder's Equity		148,559
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	723,759

MARQUETTE DE BARY CO., INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
YEAR ENDED SEPTEMBER 30, 2010

REVENUE:		
Trading profit	$	31,934
Commissions		99,897
Interest		64,484
Total Revenue		196,315
OPERATING EXPENSES		137,126
INCOME BEFORE PROVISION FOR TAXES		59,189
PROVISION FOR INCOME TAXES		-
NET INCOME	$	59,189

The accompanying notes are an integral part of these financial statements

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2010

	Total Equity	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 89,370	$ 7,787	$ 315,687	$ (231,604)	$ (2,500)
Net Income	59,189	-	-	59,189	-
Balance, End of Year	$ 148,559	$ 7,787	$ 315,687	$ (172,415)	$ (2,500)

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2010

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	59,189
Changes in certain assets and liabilities:		
Securities owned		(9,712)
Commission receivable		(88,206)
Accrued interest receivable		(282)
Prepaid expenses		(10,000)
Other assets		(14,666)
Due to clearing organization		20,968
Accounts payable and other accrued expenses		53,748
Net Cash Provided by Operating Activities		11,039
NET INCREASE IN CASH		11,039
CASH:		
Beginning of year		79,329
End of year	$	90,368

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Income taxes	$	-
Interest	$	-
Non-Cash Financing Activities: - borrowings under secured secured demand notes collateral agreements	$	500,000

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED SEPTEMBER 30, 2010

Subordinated borrowings - beginning of year	$ -
Increase - Secured note collateral agreements	500,000
Decrease - Payment of subordinated notes	-
Subordinated borrowings - end of year	$ 500,000

NOTE 1 - ORGANIZATION:

Organization:
Marquette de Bary Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company commenced regular brokerage activity in August 2010 when the Company hired brokers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Marketable securities owned which consist primarily of New York City municipal bonds, are recorded on the balance sheet at fair value and are all level 2 investments.

Secured Demand Notes:
Non-marketable securities owned which consist primarily of notes secured by investments in customer accounts. The borrowings covered with agreements approved by the Financial Industry Regulatory Authority.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Investments:
Fair value is determined by the Company's clearing broker and bid pricing from independent services on the bond portfolio, and management's estimate when an immediate market is not readily available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commissions receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method.

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2010, no significant income tax uncertainties have been included in the Company balance sheet. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of operations. No interest and penalties are present for periods open. Tax returns for the years ended 2006 and forward are subject to audit by federal and state jurisdictions.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2010 through November 23, 2010, the date when the financial statements were available to be issued.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

At September 30, 2010, the amount due to the Clearing Broker was $20,968. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charge and other costs monthly at varying amounts. Clearing charges amounted to $27,247 for the year ended September 30, 2010.

NOTE 4 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2010 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2013. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged assets is $625,381. If the pledged assets fair market value decreases below the value of the stated notes, Marquette de Bary Co., Inc. has the right to require additional assets to bring the value of the total pledged assets up to the value of the secured notes.

Interest accrued on the loans at September 30, 2010, is $5,833 and is included in accounts payable and accrued expenses.

NOTE 5 - PROVISION FOR INCOME TAXES:

For the year ended September 30, 2010, the net current provision for Federal, State and City income taxes amounted to $-0-, due to the utilization of net operating loss carryforwards. Additionally, for the year ended September 30, 2010, the Company does not have a provision for deferred taxes. This is the result of a full valuation allowance applied against the deferred tax assets in the prior year. Accordingly, for the year ended September 30, 2010, the Company recognized an offset of approximately $31,000 against the valuation allowance.

At September 30, 2010, deferred tax assets are comprised of the following:

2010	Federal	State & City	Total
Benefit from net operating loss	$ 106,000	$ 80,000	$ 186,000
Valuation allowance	(106,000)	(80,000)	(186,000)
Total	$ -	$ -	$ -

The Company has a net operating loss carry forward in the amount of approximately $310,000 to offset future Federal taxable income, expiring through September 30, 2017. The Company also has a net operating loss carry forward in the amount of approximately $887,906 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2017. A valuation allowance has been recorded for the full amount due to the uncertainty of realization of the deferred tax assets.

NOTE 6 - COMMITMENTS:

The Company leases office space with monthly payments of $7,000 until September 1, 2013.

At September 30, 2010, future minimum annual lease payments were as follows:

Year	
2011	$ 84,000
2012	84,000
2013	84,000
	$ 252,000

Total rent expense under the operating lease amounted to $7,000 for the year ended September 30, 2010.

NOTE 7 - RELATED PARTY TRANSACTIONS:

At September 30, 2010, the Company has recorded a one-time liability of $16,169 related to certain expenses of the Company that were paid on behalf of the Company and are recorded in accounts payable and accrued expenses in the statement of financial condition.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010 the Company had net capital of $621,444, which was $521,444 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2010, the Company was in compliance with all minimum net capital requirements.

NOTE 9 - SUBSEQUENT EVENTS

The Company, effective November 9, 2010, completed an equity transaction whereby the Company has sold 100% of its' outstanding shares of stock to an unrelated third party. The unrelated third party placed in escrow $25,000 from the sale proceeds which is the maximum amount for the simplified arbitration which is against the Company.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder and Directors of
Marquette De Bary Co., Inc
New York, New York

We have audited the accompanying financial statements of Marquette de Bary Co., Inc. as of September 30, 2010, and have issued our report thereon dated November 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

November 23, 2010

MARQUETTE DE BARY CO., INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED SEPTEMBER 30, 2010

OPERATING EXPENSES:		
Compensation	$	51,560
Payroll taxes		1,569
Office expense		1,387
Office rent		7,000
Professional fees		5,529
Clearing charges		27,247
Communications		1,180
Subcontractors		2,848
Interest expense		5,833
Regulatory fees and assessments		425
Insurance expense		10,146
Auto		2,438
Registration		19,964
Total Operating Expenses	$	137,126

MARQUETTE DE BARY CO., INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

NET CAPITAL:		
Total stockholder's equity qualified for net capital	$	148,559
Additions:		
Liabilities allowable in computation of net capital		500,000
Total capital and allowable subordinated liabilities		648,559
Deductions and charges:		
Non-allowable assets		(24,666)
Net Capital Before Haircuts on Securities Position		623,893
Haircuts on securities:		
Exempted securities		1,365
Other securities		1,084
Total Haircuts on Securities Positions		2,449
NET CAPITAL	$	621,444
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	54,232
TOTAL AGGREGATE INDEBTEDNESS	$	54,232
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	100,000
Excess net capital	$	521,444
Excess net capital at 120%	$	501,444
Ratio: aggregate indebtedness to net capital		0.1 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of September 30, 2010:		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA		621,445
NET CAPITAL PER ABOVE	**$**	**621,444**

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF SEPTEMBER 30, 2010

Marquette de Bary Co., Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer on a fully disclosed basis.

MARQUETTE DE BARY CO., INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

SEPTEMBER 30, 2010

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Directors of
Marquette de Bary Co., Inc.
New York, New York 10169

In planning and performing our audit of the financial statements and supplementary information of Marquette de Bary Co., Inc. (the "Company") for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications; and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

November 23, 2010

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder and Directors of
Marquette de Bary Co, Inc.
New York, New York 10169

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Marquette de Bary Co, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Marquette de Bary Co, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Marquette de Bary Co, Inc.'s management is responsible for Marquette de Bary Co, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

November 23, 2010

MARQUETTE DE BARY CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2010